Exhibit 99.1

Media Release | April 9, 2020

Deutsche Bank Annual General Meeting 2020 to be held virtually

This year, Deutsche Bank's Annual General Meeting will take the form of a virtual meeting, held online

This year, Deutsche Bank's Annual General Meeting will not take place as a face-to-face event in the Frankfurt Festhalle; instead, it will take the form of a virtual meeting, held online. The Management Board of Deutsche Bank AG (XETRA: DBKGn.DB / NYSE: DB) took this decision with the approval of the Supervisory Board in response to the COVID-19 pandemic. The AGM will take place on May 20, as originally planned.

The bank is thus taking advantage of the new legal possibilities for conducting shareholder meetings in Germany. By using this format, Deutsche Bank is following recommendations to forgo major events and to protect the health of shareholders and all other stakeholders.

"We aim to facilitate the proven dialogue with our shareholders in this exceptional year by providing innovative offerings that ensure shareholders can exercise their rights even in difficult times," says Supervisory Board Chairman Paul Achleitner. "For this reason, we will publish the speeches of the Chairman of the Supervisory Board and the Chief Executive Officer in advance and we will also enable shareholders to share with one another questions and statements in advance via the AGM website. By also providing for the ratification of the acts of management of individual members of the Management Board and Supervisory Board we aim to accommodate the interests of our shareholders as far as possible.”

The agenda of the virtual AGM was published in the German Federal Gazette (Bundesanzeiger) and on Deutsche Bank's website (https://agm.db.com/) on April 9. It comprises eight items in total.

As previously announced, Dagmar Valcárcel, Sigmar Gabriel and Theodor Weimer are standing for election to the Supervisory Board. They are to succeed Stefan Simon, Jürg Zeltner and Katherine Garrett-Cox. Valcárcel and Gabriel have already been appointed as members of the Supervisory Board by court order on August 1, 2019 and March 11, 2020 respectively.

Consistent with the announcement made as part of the strategic transformation in July 2019, no common equity dividend will be proposed for the 2019 financial year.

Interactive dialogue with shareholders

The new format provides extensive opportunities for shareholders to exercise their rights even in challenging times. Shareholders can follow the entire AGM online via video and audio transmission on the Deutsche Bank Shareholder Portal. To allow shareholders enough time to prepare questions, speeches of Paul Achleitner and CEO Christian Sewing will be published on the bank's website on May 12.

The Management and Supervisory Boards will answer questions from shareholders as usual. Questions regarding the agenda can be submitted by email until May 17, 24:00 CET. Furthermore, Deutsche Bank is providing its shareholders with a forum to submit statements regarding the agenda. These can be submitted until May 17 (24:00 CET) and will be subsequently published on the bank’s website.

Shareholders will be able to exercise their voting rights once registered. Shareholders may vote electronically via the Shareholder Portal, via postal vote or by issuing a power of attorney to the company's proxies or third parties. Shareholders will have the opportunity until the end of the question-and-answer session at the virtual AGM to change and register their voting intentions.

Details of how shareholders can exercise their shareholder rights – including the right to ask questions – under these special circumstances are set out in the notes for shareholders on the agenda of the meeting.

Media representatives will also have the opportunity to follow the virtual Annual General Meeting in full via internet. An invitation will be issued shortly.

Deutsche Bank AG Media Relations
Christian Streckert Phone: +49 69 910 38079 E-Mail: christian.streckert@db.com	Eduard Stipic Phone: +49 69 910 41864 E-Mail: eduard.stipic@db.com

About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on the plans, estimates and projections currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which Deutsche Bank derives a substantial portion of its revenues and in which the bank holds a substantial portion of its assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of strategic initiatives of the bank, the reliability of the bank’s risk management policies, procedures and methods, and other risks referenced in the bank’s filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in the bank’s SEC Form 20-F of 22 March 2019 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.